Footnote 1 to Table II of Form 4 filed by Harry Murphy on February 15, 2005

 (1)     The  Reporting  Person owns the Class A limited  liability  company interests  of HDM Legacy LLC ("HDM  Legacy  LLC"),  which provide the Reporting
Person with a 1% pecuniary  interest in the shares of Smithfield  Foods Inc.
common stock ("Common Stock") owned by HDM Legacy LLC,  HDM/MDM Legacy LLC
("HDM/MDM  LLC") and HDM/SKM Legacy LLC ("HDM/SKM  LLC").  Dispositive  power over the shares of Common Stock owned by HDM Legacy LLC is held by an independent manager, as required under the HDM Legacy LLC operating  agreement.
The Reporting  Person  disclaims  beneficial  ownership of the shares of Common
Stock held by HDM Legacy LLC,  HDM/MDM LLC and HDM/SKM LLC except to the extent of the  Reporting  Person's 1%  pecuniary  interest.  On February  11,  2005,
HDM/MDM LLC entered  into a prepaid variable forward contract  ("Contract")
with an unaffiliated  third party buyer ("Buyer") pursuant to a Master
Agreement dated February 11, 2005.  The Contract  obligates  HDM/MDM LLC to deliver to the Buyer up to 138,380  Common Shares (or an equivalent  amount of cash, if elected by HDM/MDM LLC) on the Maturity  Date of the Contract
(i.e.,  August 13, 2012,  or an earlier date if the parties  agree to terminate the Contract  early).  In exchange for assuming this  obligation,
HDM/MDM LLC received a cash payment of $3,076,524.94 as of the date of entering into the Contract.  HDM/MDM LLC pledged  138,380  Common Shares
(the "Pledged  Shares") to secure its  obligations under the Master  Agreement, and retained  voting rights in the Pledged  Shares during the period of the pledge.  HDM/MDM LLC will pay to Buyer all  dividends  received on the Pledged
Shares  during the term of  transaction.  The number of shares to be delivered to the Buyer on the Maturity Date is to be  determined as follows,  on the basis of prices of the Common Shares that are subject to adjustment for events specified in the Master Agreement:

•        If the price per share of the Common Shares on the Maturity Date is less than or equal to $30.9644  (i.e.,  the "Initial Share Price,"
         which is the price on the date of  entering  into the  Contract),
         HDM/MDM  LLC will  deliver to the Buyer the entire amount of Pledged
         Shares;

•        If the price per share of the Common  Shares on the Maturity  Date is between the Floor Price and $55.7359  (the "Cap Price"), HDM/MDM LLC
         will deliver to the Buyer a number of shares  determined  by multiplying  the Pledged  Shares by the Floor Price, and dividing the resulting number by the price of the Common Shares on the Maturity
         Date;

•        If the price per share of the Common Shares on the Maturity  Date is greater than the Cap Price,  HDM/MDM LLC would deliver to the Buyer a number of shares  determined by reference to a formula  specified in the contract that would result in HDM/MDM LLC being obligated to deliver fewer than the number of Pledged Shares.